One Financial Way Cincinnati, Ohio 45242 Post Office Box 237 Cincinnati, Ohio 45201-0237 Telephone: 513-794-6100

VIA EDGAR CORRESPONDENCE

April 14, 2021

Ms. Jaea Hahn

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:       Ohio National Variable Account A (“Registrant”)

ONcore Select Individual Variable Annuity

Post-Effective Amendment No. 8

File Nos. 811-01978 & 333-212677

Dear Ms. Hahn:

This letter responds to comments of the Staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on April 6, 2021. Registrant filed the Post-Effective Amendment with the Commission on February 19, 2021 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

General Comments

1. Company Acknowledgement – The Staff reminds the Registrant and Depositor and their management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: We acknowledge that the Commission has reminded us that Registrant and Depositor and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

April 14, 2021

Ms. Hahn

2. Disclosure Changes – Where a change is made to disclosure in response to a Staff comment, please make corresponding changes wherever such disclosure appears in the prospectus.

Response: Registrant confirms that where a change is made to disclosure in response to a Staff comment, corresponding changes will be made wherever such disclosure appears in the prospectus.

Specific Comments

1. Cover Page, first paragraph – The first paragraph states “The prospectus offer variable annuity contract….” and also includes a statement that the contracts are not currently available for sale. Pursuant to Item 1(a)(3) of Form N-4, please revise the disclosure as follows:

This prospectus describes ONcore Select, an individual, flexible premium deferred variable annuity contract issued by The Ohio National Life Insurance Company (“Ohio National Life”) through a separate account, Ohio National Variable Account A (“VAA”). The contract has not been offered for new sales since [INSERT DATE]. This prospectus describes the features, benefits and risks applicable to existing contract owners.

Response: The requested change has been made.

2. Cover Page, second paragraph – Please consider combining the fifth and second paragraphs regarding allocation options.

Response: The requested change has been made.

3. Glossary – Please consider adding the Enhanced DCA to the Glossary.

Response: The requested change has been made.

4. Key Information Table, page 5 – Please delete the two narrative sentences prior to the Key Information Table.

Response: The requested change has been made.

5. Key Information Table – Pursuant to Item 2, Instruction 1(b), confirm the cross references in the electronic version of the prospectus will link directly to the sections in the statutory prospectus that explain the items in more detail.

Response: Registrant confirms that the cross-references in the electronic version of the prospectus will link directly to the sections in the statutory prospectus that explain the items in more detail.

6. Key Information Table, Charges for Early Withdrawal – Revise the last sentence in “Charges for Early Withdrawal” to track the language on page 24 regarding surrender charges.

Response: The requested change has been made.

April 14, 2021

Ms. Hahn

7. Key Information Table, Ongoing Fees and Expenses – Please ensure the row which includes the language “Because your contract is customizable….” is kept with lowest/highest annual cost row.

Response: The requested change has been made.

8. Key Information Table, Risks Associated with Investment Options – Please clarify whether the Enhanced DCA Account is also a fixed account.

Response: The relevant sentence has been revised as follows:

Each investment option (including the Fixed Accumulation Account and the Enhanced DCA Account, which is a fixed account) has its own unique risks.

9. Key Information Table, Optional Benefits – In the second sentence, please clarify if “change” means modify or terminate the optional benefit itself or the investment options that may be selected in connection with the optional benefit.

Response: The second sentence has been revised as follows:

We may change the investments restrictions in the future, including limiting the investment options available with the optional benefit.

10. Key Information Table, Optional Benefits – In the third paragraph, last line, add “of” after “reduce the value.”

Response: The requested change has been made.

11. Overview of the Contract, Accumulation Period – In the first bullet under “Accumulation Period,” please delete “(mutual fund)” as “Fund” has already been defined.

Response: The requested change has been made.

12. Overview of the Contract, Accumulation Period – Please explain whether the Enhanced DCA account is a type of fixed account and whether an owner can allocate purchase payments to the Enhanced DCA account during the accumulation period. Alternatively, add a cross-reference to the section of the prospectus where the Enhanced DCA account is discussed.

Response: The disclosure has been revised as follows:

During the Accumulation Period, to help you accumulate assets, you can allocate your purchase payments and Contract Value to:

•	a variety of subaccounts. Each subaccount invests in a corresponding Fund, each of which has its own investment strategies, investment adviser(s), expense ratios, and returns;

April 14, 2021

Ms. Hahn

•	the Fixed Accumulation Account, which offers a guaranteed fixed interest rate for one year periods. The Fixed Accumulation Account is not available with certain optional benefit riders; and

•	the Enhanced DCA account (available for purchase payments), which offers a fixed interest rate.

13. Overview of the Contract, Annuity Period – In the first paragraph, second to last sentence, please clarify what “any remaining guarantee” means.

Response: The disclosure has been revised as follows:

Depending on the annuity option you elect, any remaining amounts guaranteed (such as certain period payments or a death benefit) under the annuity option you selected will be paid to your beneficiary.

14. Overview of the Contract, Accessing your money – In the last sentence, please clarify why withdrawals may reduce benefits on a greater than dollar-for-dollar basis or add a cross reference to where such provisions are described.

Response: The last sentence has been revised to the following:

Withdrawals may also reduce (possibly by more than the amount withdrawn) or terminate any guaranteed benefits. Please see “Death Benefit” and “Optional Living Benefit Riders” for more information.

15. Overview of the Contract, Death benefits – Please consider revising the disclosure as the death benefit is not what is received by the beneficiary.

Response: The disclosure has been revised to the following:

Your Contract includes a basic Death Benefit that is the greatest of: (i) the total Contract Value, or (ii) net purchase payments less pro-rata withdrawals. Please note that Death Benefit is used solely to calculate the Death Benefit Adjustment and is not the amount paid to your designated beneficiaries after the death of the annuitant. You may have also purchased optional riders under the contract that provide additional death benefits for an additional fee. These riders may increase the amount of money payable to your designated beneficiaries upon your death.

16. Fees and Expenses – Please review and revise the captions so they are consistent with the terminology of and in the order required by Item 4 of Form N-4.

Response: The requested change has been made.

17. Fees and Expenses, Annual Contract Charges – Please review and revise the captions so they are consistent with the terminology of and in the order required by Item 4 of Form N-4.

Response: The requested change has been made.

April 14, 2021

Ms. Hahn

18. Principal Risks – Consistent with Item 5 of Form N-4, please revise the heading to “Principal Risks of Investing in the Contract.”

Response: The requested change has been made.

19. Principal Risks – If applicable, please disclose any risks related to any fixed accounts.

Response: Registrant has revised the “Principal Risks” section of the prospectus as noted in this response letter, particularly as noted in Comment 20 below with respect to any fixed account. Registrant believes the disclosure, as modified, describes the principal risks of investing in the contract as required by Item 5 of Form N-4.

20. Principal Risks, Insurance Company Risk – In the second sentence, please include a parenthetical for “including any fixed account.”

Response: The disclosure has been revised as follows:

The general obligations and any guaranteed benefits (including any fixed account) under the contract are supported by our general account and are subject to our claims paying ability.

21. Principal Risks – The Staff notes that with respect to a number of benefits under the contract, withdrawals could significantly reduce or terminate the benefits. Please disclose this in the Principal Risks.

Response: The disclosure for “Optional Benefits” in “Principal Risks” has been revised as follows:

You may never need or use certain features provided by the contract. In that case, you may pay for a feature for which you never realize a benefit. Certain benefits are subject to conditions. If those conditions are not met, you may not realize a benefit from the contract. Withdrawals could significantly reduce or terminate your benefit under certain optional riders. Certain benefits also restrict the Funds may you choose. Amounts invested in accordance with those restrictions may earn a return that is less than the return you might have earned on those amounts in other Funds had you not been subject to any investment restrictions.

22. Benefits Available Under the Contract – Please consider moving the table so it precedes any narrative discussion of benefits.

Response: Pursuant to general instruction C.3.(a) of Form N-4, the benefits available under the contract cannot be before Item 2 (Key Information), Item 3 (Overview of the Contract) and Item 4 (Fee Table). As such, the relevant section could only be moved up to be before the principal risks section. Registrant prefers to include the principal risks section prior to the summary of benefits available under the contract and respectfully declines to make the requested change.

April 14, 2021

Ms. Hahn

23. The Funds – In the fourth paragraph, replace “Portfolio” with “Fund.”

Response: the requested change has been made.

24. Investment Restrictions for Certain Optional Riders, Additional Information, Rate Sheet Supplement – If the rate sheet only applies to new contracts, please remove the disclosure or clarify that the rates applicable to the contract at the time of purchase are the rates set forth in the contract specifications, throughout the prospectus.

Response: The disclosure has been retained but slightly modified in response to the Staff’s comment. In addition, disclosure will be added throughout the prospectus where applicable as follows:

The rates applicable to a contract at the time of purchase are set forth on your contract specifications page.

25. Investment Restrictions, Additional Information, Rate Sheet Supplement – Please include the specific website where all the contract information or the rate sheet supplement can be found.

Response: The request change has been made.

26. Risk of Contract Termination – Please consider adding to Principal Risks.

Response: The requested change has been made.

27. Free Look –The Staff notes that this disclosure is no longer applicable if contracts are no longer sold. If the Registrant wishes to include the disclosure, please explain why.

Response: While the contracts are not currently sold, they could be sold in the future. As such, the Registrant respectfully declines to delete the free look disclosure.

28. Income Opportunity GLWB, Maximum Annual Withdrawals—Please consider deleting the reference to the rate sheet supplement if rate sheets are not being used and whether the appendices of prior rates is necessary.

Response: Registrant respectfully declines to make the requested change.

29. Appendix A – The Staff notes that the website used must be specific enough to lead investors directly to the prospectuses of the Portfolio Companies, which could be a central site with prominent links to each document.

Response: Registrant confirms that the website used will be specific enough to lead investors directly to the prospectuses of the Portfolio Companies or to a central site with prominent links to each document.

April 14, 2021

Ms. Hahn

30. Appendix A – Please revise the captions in the table to comply with Item 17 of Form N-4.

Response: The requested change has been made.

31. Back Cover Page – The Staff notes that the website used should be a specific landing page and not the general corporate company page.

Response: Registrant confirms that the website used will be a specific landing page and not a general corporate company page.

32. Statement of Additional Information – Please include the financial statements in the table of contents.

Response: The requested change has been made.

33. Statement of Additional Information, Underwriter – Please revise the disclosure regarding the underwriter that refers to offering contract continuously since the contracts are not currently being sold.

Response: The first sentence in “Underwriter” has been replaced with the following:

While the contracts are not currently available for sale, we continue to accept additional purchase payments.

34. Statement of Additional Information, Total Return – The Staff notes that the “Total Return” section is not required.

Response: The “Total Return” section has been deleted.

35. Part C, Item 24., Financial Statements and Exhibits – Please revise to conform with Item 27 in Form N-4.

Response: The requested change has been made.

36. Item 27. Number of Contractowners – Please revise as this item has been deleted from Form N-4.

Response: The requested change has been made.

37. Item 30., Location of Accounts and Records – Please revise as this item does not need to be disclosed if it is provided in the most recent report on Form N-CEN.

Response: The requested change has been made.

April 14, 2021

Ms. Hahn

38. Item 32, Undertakings and Representations – Please revise the headings to be consistent with revised Form N-4 and delete unnecessary representations.

Response: The requested change has been made.

Disclosure changes with respect to bonus products

The following additional changes will be made with respect to ONcore Xtra (sold before October 1, 2012) (33 Act File No. 333-86603), ONcore Xtra II (33 Act File No. 333-164073) and ONcore Xtra (sold on or after October 1, 2012) (33 Act File No. 333-182249).

1. Cover page and Overview of the Contract – The cover page of the prospectus, ISP and USP and the Overview of the Contract section should disclose that expenses for the contract with the bonus may be higher than expenses for a contract without a bonus and that the amount of the bonus may be more than offset by the additional fees and charges associated with the bonus contract. It should also disclose that the bonus may be recaptured, as applicable, upon free look, withdrawal, surrender, annuitization, or death.

Response: The following will be added to the cover page of the statutory prospectus and updating summary prospectus:

This contract includes an extra credit to your contract each time you make a purchase payment. The expenses for this contract may be higher than expenses for a contract without an extra credit feature and the amount of the extra credit may be more than offset by the additional fees and charges associated with this contract. The extra credit may be recaptured upon death or certain withdrawals.

There are not initial summary prospectuses for the bonus products as they are not currently sold.

The following will be added to the Overview of the Contract:

Extra Credit. This contract includes an extra credit to your contract each time you make a purchase payment. The expenses for this contract may be higher than expenses for a contract without an extra credit feature and the amount of the extra credit may be more than offset by the additional fees and charges associated with this contract. The extra credit may be recaptured upon death or certain withdrawals. Please see “Extra Credit” for more information.

2. Cover Page, Free Look Consider whether the cover page free-look disclosure should be modified to reflect that the bonus may be excluded from the free-look amount.

Response: As the contracts are not currently sold, the cover page does not include free look disclosure.

April 14, 2021

Ms. Hahn

3. Key Information Table

a. If a bonus can be recaptured upon withdrawal or surrender, please briefly state this in the “early withdrawal charge” section of the Key Information Table.

Response: The following will be added to the “early withdrawal charge” section of the Key Information Table:

Extra credits may be recaptured upon certain withdrawals.

b. In the “Ongoing Fees and Expenses” line item, please confirm that the Lowest and Highest Annual Cost does not reflect any bonus amounts. See instr. 2(c)(ii)(C)(d) to item 2.

Response: Registrant confirms that the Lowest and Highest Annual Cost does not reflect any extra credits.

4. Principal Risks – Bonuses should be discussed as a principal risk, including:

•	that the amount of the bonus may be more than offset by the additional fees and charges associated with the bonus contract,

•	the impact of any recapture provision on the free-look, withdrawals, surrender value, annuitization value, or death benefit value.

•	the impact of bonuses on optional benefits (e.g., if they are excluded from a benefit amount).

Response: The following has been added to the Principal Risks section:

Risks Associated with Extra Credits

The amount of any extra credits under this contract may be more than offset by the additional fees and charges associated with this contract. Extra credits may be recaptured if you exercise your free look option and upon death or certain withdrawals. Extra credits may be excluded from certain benefit amounts under this contract. Please see “Extra Credit,” “Optional Death Benefit Riders,” and “Optional Living Benefit Riders” for more information.

5. Summary of Benefits – If bonus amounts are excluded from any contract benefits, this should be disclosed in the Benefits Table (Item 10(a)) as a restriction or limitation.

Response: For death benefits included in the Benefits Table, one of the following, as applicable, will be added as a restriction/limitation:

Extra credits may not be included in the death benefit; or

Extra credits are excluded from the death benefit.

April 14, 2021

Ms. Hahn

For living benefit riders, the following, as applicable, will be added as a restriction/limitation:

Extra credits are excluded from the benefit.

Please contact me at Kimberly_plante@ohionational.com or (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Vice President and Counsel